Filed pursuant to Rule 424(b)(3)
Registration No. 333-234663

PROSPECTUS SUPPLEMENT NO. 2, DATED NOVEMBER 12, 2021
TO THE PROSPECTUS, DATED FEBRUARY 25, 2020, AND
PROSPECTUS SUPPLEMENT NO 1., DATED APRIL 2, 2021

Series E Redeemable Preferred Stock and Series M Redeemable Preferred Stock

Maximum of 20,000,000 Shares in Primary Offering
Maximum of 8,000,000 Shares Pursuant to Dividend Reinvestment Plan

(Liquidation preference $25.00 per share of Series E Redeemable Preferred Stock or
Series M Redeemable Preferred Stock)

This prospectus supplement no. 2 (this “Supplement”) is part of and should be read in conjunction with the prospectus of Braemar Hotels & Resorts Inc., dated February 25, 2020, and the prospectus supplement no. 1, dated April 2, 2021 (together, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. When used in this Supplement, the terms “our company,” “we,” “us,” or “our” refer to Braemar Hotels & Resorts Inc., a Maryland corporation, and, as the context may require, its consolidated subsidiaries, including Braemar Hospitality Limited Partnership, a Delaware limited partnership, which we refer to as our “Operating Partnership.”

The purposes of this Supplement are as follows:

•	to disclose the status of this offering;

•	to disclose the filing of certificates of correction to the Articles Supplementary (as defined below); and

•	to amend the section of the Prospectus entitled “Plan of Distribution—Compensation of Dealer Manager and Participating Broker Dealers.”

Status of this Offering

We have previously filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-3 (File No. 333-234663), including the Prospectus, dated February 25, 2020 (as the same may be amended and/or supplemented, the “Registration Statement”), under the Securities Act of 1933, as amended. The Registration Statement was declared effective by the SEC on February 21, 2020. Up to 20,000,000 shares of our Series E Redeemable Preferred Stock, par value $0.01 per share (the “Series E Preferred Stock”), or our Series M Redeemable Preferred Stock, par value $0.01 per share (the “Series M Preferred Stock,” and together with the Series E Preferred Stock, the “Preferred Stock”), are being offered in our primary offering pursuant to this Supplement and the Prospectus and up to 8,000,000 shares of the Preferred Stock are being offered pursuant to the dividend reinvestment plan. As of November 3, 2021, we had issued approximately 459,000 shares of Series E Preferred Stock and received net proceeds of approximately $10.3 million and issued approximately 17,000 shares of Series M Preferred Stock and received net proceeds of approximately $408,000.

certificates of correction

As previously disclosed, on April 2, 2021, we filed with the State Department of Assessments and Taxation of the State of Maryland (the “SDAT”) articles supplementary to our Articles of Amendment and Restatement (the “Articles Supplementary”) establishing the rights and preferences of the shares of the Preferred Stock. On November 4, 2021, we filed with the SDAT certificates of correction to the Articles Supplementary (together, the “Certificates of Correction”). The Certificates of Correction fix incorrect cross references contained in Section (7)(b)(v) of Article THIRD of the Articles Supplementary. The Certificates of Correction became effective upon filing. All terms of the Preferred Stock (including, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption) are as disclosed in the Prospectus and remain unchanged by the filing of the Certificates of Correction.

PLAN OF DISTRIBUTION

The following disclosure amends the section of the Prospectus entitled “Plan of Distribution—Compensation of Dealer Manager and Participating Broker Dealers,” and all related disclosure throughout the Prospectus. Except as set forth below, all other provisions of the “Plan of Distribution” section of the Prospectus remain unchanged by this Supplement.

Compensation of Dealer Manager and Participating Broker-Dealers

Shares of Series E Preferred Stock are generally available for purchase in this offering only through participating broker-dealers and are not suitable for wrap accounts. However, as part of our “friends and family” program, we may also sell shares of Series E Preferred Stock directly to any of our directors and officers, both current and retired, and their family members, as well as affiliates of Ashford Advisor and its directors, officers and employees, both current and retired, and their family members, entities owned substantially by such individuals, affiliated entities, joint venture partners, consultants, service providers, friends, business associates and family members thereof, and any person that has previously invested in us, an affiliate or a related party, including but not limited to, programs or offerings sponsored by such entities whether ongoing or otherwise. Friends means those individuals who have prior business and/or personal relationships with any of the above-described persons or entities. There will be no selling commissions or dealer manager fees paid by us in connection with any such sales. As a result, the public offering price per share of Series E Preferred Stock sold in our “friends and family” program will be decreased by an amount equal to the discount. Ashford Advisor will make all final determinations regarding whether an individual or entity falls within the friends and family category. Additionally, there may be categories of investors that we name in an amendment or supplement which will be a part of the friends and family program. The net proceeds to us will not be affected by reducing the compensation payable in connection with such sales. “Friends and family” program investors will be expected to hold their Series E Preferred Stock for investment and not with a view towards distribution. As used herein, we consider a family member to be a spouse, parent, child, sibling, cousin, mother- or father-in-law, son- or daughter-in-law or brother- or sister-in-law or a trust for the benefit of such persons.

The net proceeds to us will not be affected by reducing the compensation payable in connection with sales of the Preferred Stock. In the event we enter into a participating broker-dealer agreement calling for a selling commission of less than 7.0% or a dealer manager fee of less than 3.0%, the public offering price per share of the Series E Preferred Stock will be decreased by an amount equal to such reduction. Selling commissions will be established by each participating broker-dealer or other financial intermediary. Any reductions in the selling commission and corresponding reductions in public offering price per share of Series E Preferred Stock will be made consistent with the sample information in the table set forth below:

Selling Commission	Public Offering Price per share of Series E Preferred Stock
7.00%	$25.00
6.50%	$24.88
6.00%	$24.75
5.50%	$24.63
5.00%	$24.50
4.50%	$24.38
4.00%	$24.25
3.50%	$24.13
3.00%	$24.00
2.50%	$23.88
2.00%	$23.75
1.50%	$23.63
1.00%	$23.50
0.50%	$23.38
0.00%	$23.25

In addition, any reductions in the dealer manager fee will further reduce the public offering price per share of Series E Preferred Stock by the amounts set forth in the table below:

Dealer Manager Fee	Reduction to Public Offering Price per share of Series E Preferred Stock
3.00%	$0.000
2.50%	$0.125
2.00%	$0.250
1.50%	$0.375
1.00%	$0.500
0.50%	$0.625
0.00%	$0.750

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